Minebea

MINEBEA CO., LTD.

Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo, 153-8662, Japan
URL:http://www.minebea.co.jp

IR Group, Corporate Communications / Investor Relations Office
Tel:(81)3-5434-8643 Fax:(81)3-5434-8603
E-mail: minebeair@minebea.co.jp

RECEIVED
2005 MAR 17 A 9:17

MARCH 11, 2005

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate F
Mail Stop 3-7
Washington, D.C. 20549

05006651

SUPPL

**RE; Minebea Co., Ltd. – File No. 82-4551**

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Press release dated March 01, 2005.
- Press release dated March 01, 2005.

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Yumiko Goi

Yumiko Goi
Investor Relations

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

3/22

Minebea

(Translation)

**Press Release**

FASF MEMBERSHIP

March 1, 2005

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
Representative Director,
President and Chief Executive Officer
(Code No. 6479 TSE Div. No.1)
Contact Person : Takashi Yamaguchi
Managing Executive Officer
In charge of Accounting and Finance
(TEL 81-3-5434-8611)

# Transfer of Fixed Assets

We hereby announce that as below, our Board of Directors has resolved at a meeting on March 1, 2005 to transfer fixed assets to Yokogawa Electric Corporation.

1. Reason for the Transfer

The reason for the transfer is that there are no effective utilization plans for the above fixed assets (land and buildings) whose part is currently leased.

2. Content of the Assets to Be Transferred

| Content of the Assets and Location | Book Value | Transfer Price | Present Status |
|---|---|---|---|
| · 757-1 Aza Tadoshi, Nakadate, Tamaho-cho, Nakakoma-gun, Yamanashi, Japan<br>· 753-1 Aza Donomae, Nakadate, Tamaho-cho, Nakakoma-gun, Yamanashi, Japan<br><br>Land: 32,843.71square meters<br>Buildings: 11,583.51square meters | ¥2,153 Million<br>¥114 Million | ¥898 Million | Kofu Plant (Now closed) |
| Total | ¥2,267 Million | ¥898 Million | ———— |

Notes.1. Book values are those at the end of January 2005.

2. Transfer price is the sale proceeds less transfer expenses (estimated).

3. Outline of the Transferee

| | |
|---|---|
| Company | Yokogawa Electric Corporation |
| Location | 9-32, Nakacho 2-chome, Musashino-shi, Tokyo 180-8750, Japan |
| Representative | Representative Director and President: Isao Uchida |
| Capital | ¥32,306 Million (As of December 31, 2004) |
| Main Business | Manufacture of control devices, information equipment, measuring instruments, aerospace equipment, etc. |
| Relationship with Minebea | There is no capital and personal relationship with Minebea. |

4. Schedule of the Transfer

March 1, 2005: Resolution at the Board of Directors
March 31, 2005 (Planned): Signing of Transfer Agreement
July 31, 2005 (Planned): Transfer of the Assets

5. Outlook for the future

Despite an extraordinary loss expected to be incurred by the transfer of the fixed assets, there will be no revision to Minebea's earnings forecast (unconsolidated and consolidated) for the fiscal year ending March 31, 2005, as the loss is expected to be offset by unrealized consolidated profit.

*******

Minebea

(Translation)

**Press Release**

March 1, 2005


Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
Representative Director,
President and Chief Executive Officer
(Code No. 6479 TSE Div. No.1)
Contact Person : Takashi Yamaguchi
Managing Executive Officer
In charge of Accounting and Finance
(TEL 81-3-5434-8611)


# Transfer of Subsidiary's Business and Liquidation of the Subsidiary

We hereby announce that as below, our Board of Directors has resolved at a meeting on March 1, 2005 to take over all business from consolidated subsidiary Minebea Electronics Co., Ltd. on April 1, 2005 and liquidate Minebea Electronics Co., Ltd.

1. Purpose of the Takeover

Minebea Electronics Co., Ltd., a subsidiary of Minebea Co., Ltd., was founded in May 1986, to mainly produce, market, export and import electronic materials and components, as well as electronic devices. The purpose of the decision to take over all business from Minebea Electronics Co., Ltd. on April 1, 2005 and subsequently liquidate the subsidiary is to achieve greater management efficiency by consolidating all business of Minebea Electronics Co., Ltd. into Minebea.

2. Schedule of the Takeover (Planned)

| | |
|---|---|
| March 1, 2005: | Signing of business takeover agreement |
| March 31, 2005: | Resolution for liquidating Minebea Electronics Co., Ltd. |
| April 1, 2005: | Taking over of business from Minebea Electronics Co., Ltd. |

3. Takeover Assets

Based on Minebea Electronics Co., Ltd.'s assets and liabilities of March 31, 2005, Minebea will take over those assets and liabilities at market prices. The estimated amounts of the assets and liabilities Minebea will take over are as follows:

| | |
|---|---|
| Subsidiary shares: | ¥2,639 million |
| Inventories: | ¥834 million |
| Fixed assets: | ¥313 million |
| Other assets: | ¥50 million |
| Other liabilities: | ¥221 million |

Payment will be decided upon through separate consultation between the two companies.

4. Outline of Minebea Electronics Co., Ltd.

(1) Representative director and president: Takayuki Yamagishi

(2) Location: 1743-1 Asana, Asaba-cho, Iwata-gun, Shizuoka Pref., Japan

(3) Date of establishment: May 28, 1986

(4) Capital: ¥720 million

(5) No. of employees: 182 (As of January 31, 2005)

(6) Shareholder: Minebea Co., Ltd. 100%

(7) Net sales: ¥29,245 million (Fiscal year ended March 31, 2004)

(8) Ordinary income: ¥90 million (Fiscal year ended March 31, 2004)

(9) Relationship with Minebea: Subsidiary

5. Impact of the Takeover on Minebea's Results

There will be no impact on Minebea's unconsolidated and consolidated results.

*******